SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Profile Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

743164

(CUSIP Number)

Murphy Evans
Profile Technologies, Inc.
2 Park Avenue, Suite 201
Manhasset, New York 11030
(516) 365-1909

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

CUSIP No:                     743164

1.	NAME OF REPORTING PERSON:

Murphy Evans

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions):

(a)  [   ]
(b)  [   ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)	PF OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEMS 2(d) or 2 (e): [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,445,978 (1)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	3,445,978 (1)
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,445,978 shares of common stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)           Includes (i) 387,829 shares of Common Stock held in the name of Falco Enterprises, Inc. (“Falco”), a company controlled by the Reporting Person, (ii) 230,500 shares of Common Stock held by L&S Holding Co., a company controlled by the Reporting Person, (iii) 750,000 shares of Common Stock held by EnviroResources, LLC, a company controlled by the Reporting Person, (iv) warrants to purchase 300,000 shares of Common Stock, 47,010 of which are held in the name of Falco, all of which are immediately exercisable, and (v) options to purchase 565,000 shares of Common Stock, which are immediately exercisable.

Item 1.    Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Profile Technologies, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2 Park Avenue, Suite 201, Manhasset, New York 11030.

Item 2.   Identity and Background.

This Schedule 13D is being filed by Murphy Evans (the “Reporting Person”).  The address of the Reporting Person is 204 Railroad Street, P.O. Box 688, Laurinburg, NC 28353.  The Reporting Person is a United States citizen.  The Reporting Person is currently the Chairman of the Board of Directors of the Issuer and formerly served in executive officer capacities with the Issuer. The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The Reporting Person acquired all of the shares of Common Stock and warrants and options to purchase shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person with personal funds or as equity based compensation from the Issuer.

Item 4.    Purpose of Transaction.

The Reporting Person has acquired securities of the Issuer for investment purposes only.  As noted in Item 3 above, certain shares of Common Stock and options to purchase Common Stock were acquired from the Issuer in connection with the Reporting Person’s employment by the Issuer.  The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Future acquisitions of securities of the Issuer will depend, among other things, on market and economic conditions, the Reporting Person’s overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Reporting Person will acquire additional securities of the Issuer.

As provided above, the Reporting Person is the Chairman of the Board and is currently one of four directors of the Issuer.  As such, he participates in the planning and decisions of the Board of Directors and management of the Issuer.  By virtue of his positions with the Issuer and his stock ownership, he controls the Issuer.  The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, policies, operations, capital structure or business of the Issuer. The Reporting Person reserves the right to change his current plans and intentions, which may include a decision not to acquire additional securities of the Issuer (through options, warrants, or otherwise), or to sell some or all of his Common Stock in the open market, in private transactions, or otherwise. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

 (a)-(b)    Based on 18,945,120 shares of Common Stock outstanding as of March 17, 2011, the Reporting Person may be deemed to beneficially own 3,445,978 shares of Common Stock.  Such ownership represents 18.2% of the issued and outstanding shares of the Issuer. Such amount includes: (i) 387,829 shares of Common Stock held in the name of Falco Enterprises, Inc. (“Falco”), a company controlled by the Reporting Person, (ii) 230,500 shares of Common Stock held by L&S Holding Co., a company controlled by the Reporting Person, (iii) 750,000 shares of Common Stock held by EnviroResources, LLC, a company controlled by the Reporting Person, (iv) warrants to purchase 347,010 shares of Common Stock, 47,010 of which are held in the name of Falco, all of which are immediately exercisable, and (v) and options to purchase 565,000 shares of Common Stock, which are immediately exercisable.  The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(c)           Other than the Issuer’s grant of options to purchase 50,000 shares of Common Stock on February 24, 2011 to the Reporting Person, no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person.

(d)-(e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2011

By:    /s/ Murphy Evans
          Murphy Evans